March 24, 2009

Mail Stop 4561

Mr. Michael J. Dee
President & Chief Executive Officer
Patapsco Bancorp, Inc.
1301 Merritt Boulevard
Dundalk, MD 21222

**Re: Patapsco Bancorp, Inc.
         Form 10-K for Fiscal Year Ended June 30, 2008
         Filed September 29, 2008
         Forms 10-Q for Fiscal Quarters Ended September 30, 2008 &
         December 31, 2008
         File Number: 000-28032**

Dear Mr. Dee:

        We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Amit Pande
                                        Accounting Branch Chief